UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

CTC Media, Inc.

(Name of Issuer)

CTC Media, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

12642X106

(CUSIP Number of Class of Securities)

Jean-Pierre Morel
Chief Executive Officer
31A Leningradsky Prospekt
Moscow, Russia 125284
+7-495-785-6347
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf
of Persons Filing Statement)

With copies to:

Timothy J. Corbett, Esq.

Morgan, Lewis & Bockius UK LLP

Condor House

5-10 St. Paul’s Churchyard

London EC4M 8AL United Kingdom

+44-20-3201-5000

This statement is filed in connection with (check the appropriate box):

a. ☒         The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐           The filing of a registration statement under the Securities Act of 1933.

c. ☐            A tender offer.

d. ☐           None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee
$255,000,000.00	$51,000.00

(1)         Represents the total cash expected to be available for distribution to stockholders in the merger, including the net proceeds of the sale described in the proxy statement (the “Proxy Statement”) on Schedule 14A of CTC Media, Inc. (the “Company”) filed with the Securities and Exchange Commission on October 21, 2015.

☒          Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $51,000.00	Filing Party: CTC Media, Inc.
Form or Registration No.: Schedule 14A	Date Filed: October 21, 2015

INTRODUCTION

This Amendment No. 4 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”) initially filed by CTC Media, Inc., a Delaware corporation (the “Company”), on October 22, 2015, as amended by Amendment No. 1 filed on November 9, 2015, Amendment No. 2 filed on November 16, 2015 and Amendment No. 3 filed on November 17, 2015, as it relates to (i) the Framework Agreement, dated as of September 24, 2015, as amended, providing for the sale of 75% of the outstanding participation interests of CTC Investments LLC (“CTC Investments”), a wholly owned subsidiary of the Company, to UTV-Management LLC (“UTV-Management”), and the approval by the Company of the issuance of an additional, new participation interest in CTC Investments to UTV-Management or its affiliate following the closing of the sale (the “Sale”), which would result in UTV-Management (together with its affiliate) holding 80% of CTC Investments to ensure compliance with the requirements of certain amendments to the Russian law “On Mass Media,”, which came into force on January 1, 2016, and (ii) the Agreement and Plan of Merger, dated as of November 16, 2015 (the “Merger Agreement”), providing for the merger of CTCM Merger Sub, Inc., a wholly owned subsidiary of the Company, with and into the Company, with the Company surviving (the “Merger”), to be consummated at a time to be determined by the Company’s board of directors following the Sale, and each holder of the Company’s common stock as of the effective time of the Merger (other than Telcrest Investments Limited, who held shares of common stock that the Company, as of the date of the Proxy Statement, identified as blocked property pursuant to applicable sanctions associated with the Specially Designated Nationals and Blocked Persons List of the U.S. Department of Treasury, Office of Foreign Asset Control), becoming entitled to receive cash consideration per share based on the aggregate amount of the Company’s available cash as of the time of the Merger.  All information below should be read in conjunction with the information contained or incorporated by reference in the Schedule 13E-3.

This Amendment No. 4 to the Schedule 13E-3 is being filed pursuant to Rule 13e-3(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to report the results of the Rule 13e-3 transaction described below.

At a special meeting held on Thursday, December 17, 2015, the Company’s stockholders approved the following proposals, which are more fully described in the Proxy Statement:

(1)                                 The proposal to approve the Sale.

(2)                                 The proposal to adopt the Merger Agreement.

(3)                                 The advisory (non-binding) proposal to approve the compensation that may be paid or become payable to the Company’s named executive officers that is based on or otherwise related to the proposed transactions.

As permitted by General Instructions F and G to Schedule 13E-3 appearing in Rule 13e-100 of the Exchange Act, information previously disclosed in the Proxy Statement, including all appendices and exhibits thereto, is expressly incorporated by reference herein in its entirety, and as permitted by General Instruction J to Schedule 13E-3 appearing in Rule 13e-100 of the Exchange Act, information previously disclosed in the Schedule 13E-3 has been omitted.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CTC MEDIA, INC.

Date: January 20, 2016	By:	/s/ JEAN-PIERRE MOREL
		Name:	Jean-Pierre Morel
		Title:	Chief Executive Officer and
Chief Financial Officer